NT 10-Q
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One): [ ] Form 10-K  [ ]Form 20-F [ ]Form 11-K [X]Form 10-Q [ ]Form N-SAR
                                                      -------------

         For Period Ended:     August 31, 2002
                             -------------------

                  [   ]  Transition Report on Form 10-K
                  [   ]  Transition Report on Form 20-F
                  [   ]  Transition Report on Form 11-K
                  [   ]  Transition Report on Form 10-Q
                  [   ]  Transition Report on Form N-SAR


Read instruction (on back page) Before Preparing Form.  Please Print or Type.


Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.



If the notification relates to a portion of the filing checked above, identify the items to which the notification relates.


PART I - REGISTRANT INFORMATION

NBG RADIO NETWORK, INC.
-----------------------
Full Name of Registrant

Former Name if Applicable

520 SW Sixth Avenue, Suite 750
------------------------------
Address of Principal Executive Officer (Street and Number)

Portland, Oregon 97204
----------------------
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)


                  (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

        |X|       (b)      The subject annual report, semi-annual report,
                           transition report on Form 10-K, Form 20-F, 11-K, Form
                           N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

                  (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

The registrant's independent public accountant was not able to complete its review of the registrant's interim financial statements (as required by Part I, Item 1 of Form 10-QSB and Item 310(b) of Regulation S-B) prior to the date the Form 10-QSB was required to be filed. Consequently, the registrant was unable to file its Form 10-QSB on October 15, 2002.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

            John J. Brumfield                 503             802-4624
            ------------------            -----------    ------------------
                  (Name)                  (Area Code)    (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                            [X] Yes        [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                            [ ] Yes        [X] No


         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                             NBG RADIO NETWORK, INC.
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date   October 16, 2002                  By  /s/John J. Brumfield
      ------------------                   -------------------------
                                           John J. Brumfield
                                           Chief Financial Officer
                                           and Secretary

                             ACCOUNTANT'S STATEMENT



U.S. Securities and Exchange Commission
Division of Corporation Finance
Washington, DC  20549

RE: Notification of Late Filing for NBG Radio Network, Inc. Form 10-QSB Commission File Number: 0-24075

We have been engaged to review the consolidated financial statements and content of the Form 10-QSB of NBG Radio Network, Inc. (the Company), as of August 31, 2002, and the interim periods then ended. Because certain delays beyond our control have caused us to be unable to complete our review, we understand the Company will not be able to meet the filing deadline for the period ended August 31, 2002.


/s/ MOSS ADAMS LLP

Portland, Oregon
October 15, 2002